UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

August 22, 2013

Dear Shareholder;

The annual general meeting of Taro Pharmaceutical Industries Ltd. is scheduled to be held on September 12, 2013, at 10:00 a.m. (Israel time).  You should have previously received the Notice of Annual General Meeting of Shareholders and Proxy Statement detailing the matters to be considered at the Meeting.

PLEASE VOTE YOUR TARO SHARES TODAY!

It is important that the voice of all Taro shareholders be heard; regardless of how many Taro shares you own, we urge you to vote today.  Please follow the simple instructions on the enclosed proxy card to vote via telephone or Internet – this process will only take a few minutes.

Your Company, under the leadership of its current management and Board, has realized impressive growth since September 2010:

●	Stock Price: increased from $14.49 at the end of December 2010 to its August 20, 2013 closing price of $65.79, an increase of 354% – outperforming all major indices
●	Net Sales grew to $671 million in fiscal year 2013, an increase of 71% from 2010
●	Operating Income grew from $89 million for the calendar year 2010 to $329 million in the fiscal year ended March 30, 2013
●	Net Income and the resulting E.P.S. grew from $64 million and $1.53 in 2010 to $266 million and $5.95 in 2013, respectively, and
●	According to a leading industry source, in 2012, Taro became the #1 generic dermatology supplier in the U.S.

Help us continue this record of success by voting as your Board of Directors recommends you vote FOR Proposals # 1-7 and 9-10.

Shareholders are urged to review the discussion in the Proxy Statement of the two current External Director nominees proposed by the Company, Ilana Avidov Mor and Dan Biran.  During their 3-year tenure, both directors have been an integral part of the Board’s oversight of the financial and operational success of the Company.  As members of the audit committee, both played a leading role in bringing Taro’s financial statements into full compliance with its SEC reporting obligations, thus enabling Taro to list on the New York Stock Exchange in March 2012.

Your Board believes both deserve your support and recommends you vote FOR Proposal # 7.

Shareholders having questions or needing assistance in voting their shares can call MacKenzie Partners, Inc., Taro’s proxy solicitor, at +1-212-929-5500 (call collect) or toll-free at 1-800-322-2885.

Sincerely,

Dilip Shanghvi
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 23, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Kal Sundaram
        Name:  Kal Sundaram
        Title:    Chief Executive Officer and Director